───────────── Scott M. Stringer Comptroller The City of New York

April 14, 2014

Dear Duke Energy Shareowner:

We are writing to you as fellow investors in Duke Energy to urge you to vote against the re-election of four directors at the company’s annual meeting on May 1, 2014. The four directors — G. Alex Bernhardt, Sr., James B. Hyler, Jr., James T. Rhodes, and Carlos A. Saladrigas — have failed to fulfill their obligations of risk oversight as members of a committee overseeing health, safety, and environmental compliance at the company.

CalPERS and the New York City Pension Funds (the “NYC Funds”) are significant, long-term shareowners in the company and have decided to vote against these four directors for the following reasons:

1.
Duke Energy is responsible for a devastating environmental disaster in North Carolina — the third largest coal ash spill on record in the United States — which occurred in early February 2014 when a drain under its storage basin collapsed, coating 70 miles of the Dan River with 39,000 tons of toxic waste.

2.
The company had forewarning of the potential risk through the work of environmental groups, which reportedly took the company to court on three occasions to clean up similar ash ponds at separate North Carolina plants due to the risks of catastrophe.  The state’s environmental regulator pre-empted the lawsuits, which could have forced Duke to relocate the ash to lined pits away from drinking water, similar to agreements reached with the two largest utilities in South Carolina.  The pre-emption in the third case went beyond the specific plants named in the groups’ 60-day notice of intent to sue to effectively block environmentalists from pursuing actions against all of Duke’s remaining coal ash sites in North Carolina (Associated Press, 2/9/14).

3.
The directors named are longstanding members of Duke's Regulatory Policy and Operations Committee, which has explicit oversight responsibility for the company's environmental, health and safety goals, objectives and compliance status, as well as its lobbying and political activities, per its Charter. Furthermore, we note that none of these directors have relevant experience in hazardous waste disposal, environmental management and regulatory matters — despite their membership on the committee responsible for these matters. In fact, no director nominee has coal industry expertise, which is a major concern.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

CalPERS, NYC Funds to Duke Energy Shareowners
April 14, 2014

4.
The financial, legal, regulatory and reputational risks for Duke Energy are serious and mounting: costs for clean-up have not yet been estimated, but clean-up of the Tennessee Valley Authority’s 2008 coal ash spill in Kingston, Tennessee is reported to have cost $1.2 billion.  The U.S. EPA and the state are jointly reviewing potential violations of the Clean Water Act in connection with Duke’s Dan River spill (New York Times, 3/21/14), and federal prosecutors have launched a criminal investigation into the spill and the relationship between Duke and the state’s environmental regulation (New York Times, 3/14/14). According to the New York Times, critics charge that environmental regulation has been hobbled by political interference since North Carolina’s new governor, who was a Duke Energy employee for 29 years, took office last year.

5.
We note that since the disaster on February 2nd, Duke Energy's total shareowner returns are the lowest in its 16-company peer group, as defined by Bloomberg. We understand that Duke has more than 30 coal ash storage pits across its 14 coal plants in North Carolina, indicating that this issue has far reaching ramifications for the company's risk management and performance.

CalPERS and the New York City Comptroller’s Office asked Duke Energy for an opportunity to discuss our concerns, including the board’s role before and after the Dan River spill, with a member of the board. We subsequently had a call to discuss our concerns that included only management, who acknowledged on the call that they did not convey our request to the board.  Management reported that the board was receiving reports from management in connection with the spill, but had not initiated any independent reviews.

In light of the serious failures of oversight, scale of impact on the company's risk profile, and the poor response to shareowner enquiry thus far, we urge our fellow investors to hold the relevant Board members accountable and vote against re-election of those responsible.

Should you have any questions about CalPERS’ and the NYC Funds’ votes or this proxy solicitation, please contact Todd Mattley (916-795-0565) at CalPERS or Michael Garland (212-669-2517) in the New York City Comptroller’s Office.

Sincerely,

Anne Simpson, Senior Portfolio Manager and Director of Global Governanc CalPERS	Scott M. Stringer Comptroller The City of New York

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.